UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )* SPORTRADAR GROUP AG
(Name of Issuer)

Class A Ordinary Shares, nominal value CHF 0.10 per share
(Title of Class of Securities)

H8088L103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,184
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,079,496

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,079,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 176,744
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,071,056

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,071,056
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV Luxco Sports S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,894,312
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,894,312

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,894,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,727
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,003,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,003,039
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,679
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,679

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,679
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,807
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,440

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,440
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV Sports, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,531
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,531

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,531
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer

Sportradar Group AG (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

Feldlistrasse 2
CH-9000 St. Gallen
Switzerland

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company, (2) Technology Crossover Management IX, L.P., a Cayman Islands exempted limited partnership, (3) TCV Luxco Sports S.à.r.l, a Luxembourg company, (4) TCV IX, L.P., a Cayman Islands exempted limited partnership, (5) TCV IX (A), L.P., a Cayman Islands exempted limited partnership, (6) TCV IX (B), L.P., a Cayman Islands exempted limited partnership, (7) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership and (8) TCV Sports, L.P., a Cayman Islands exempted limited partnership. The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Ordinary Shares (“Class A Ordinary Shares”), nominal value CHF 0.10 per share
CUSIP Number: H8088L103

Item 3.	Not applicable.

Item 4.	Ownership

The responses of the Reporting Persons to Rows (5) through (9) and (11) of the cover pages of this Schedule 13G are incorporated herein by reference.

Blackbird Holdco Ltd. (“Blackbird”) holds 131,501,490 Class A Ordinary Shares. TCV IX, L.P. holds 108,727 Class A Ordinary Shares, TCV IX (A), L.P. holds 30,679 Class A Ordinary Shares, TCV IX (B), L.P. holds 5,807 Class A Ordinary Shares, TCV Sports, L.P. holds 31,531 Class A Ordinary Shares and TCV Member Fund, L.P. holds 8,440 Class A Ordinary Shares.

Blackbird is owned by CPP Investment Board Europe S.à r.l., TCV Luxco Sports S.à.r.l. (“TCV Europe”), Blackbird BV InvestCo S.à r.l. and 10868680 Canada Inc., and by virtue of its ownership in Blackbird, TCV Europe may be deemed to share beneficial ownership over 33,894,312 Class A Ordinary Shares held by Blackbird. TCV Europe is owned by TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., and TCV Sports, L.P. (collectively, the “TCV IX Funds”) and TCV Member Fund, L.P. (the “Member Fund”, and collectively with the TCV IX Funds, the “TCV Funds”). TCV IX, L.P. is the majority shareholder of TCV Europe. Technology Crossover Management IX, L.P. (“TCV Management”) is the general partner of each of the TCV IX Funds. Technology Crossover Management IX, Ltd. (“TCM”) is a general partner of Member Fund and the general partner of TCV Management.

Calculation of the percentage of Class A Ordinary Shares beneficially owned is based on 205,454,977 Class A Ordinary Shares outstanding as of September 13, 2021, as reported in the prospectus, dated September 13, 2021, as filed by the Issuer with the Securities and Exchange Commission on September 15, 2021.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any Class A Ordinary Shares owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	TECHNOLOGY CROSSOVER MANAGEMENT IX, LTD.

	By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV LUXCO SPORTS S.À.R.L.

By:	/s/ John Doran
Name:	John Doran
Its:	Class A Manager

RCS Management (Luxembourg) S.à.r.l., as Class B Manager

By:	/s/ Ed Breedveld
Name:	Ed Breedveld
Its:	Manager

TCV IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV SPORTS, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

EXHIBIT

Exhibit

Exhibit 99.1:	Agreement of Joint Filing (filed herewith).

Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the Ordinary Shares of Spotify Technology S.A. filed on February 14, 2019).